[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

March 23, 2010

VIA EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen North Carolina Dividend Advantage Municipal Fund 2

Registration Statement on Form N-2

File Nos. 333-163739 and 811-10525

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen North Carolina Dividend Advantage Municipal Fund 2 that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on March 25, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By:	/s/ Yurij Slyz
Name: Title:	Yurij Slyz Executive Director